14042038

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOV 2 8 2014

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 28 2014
REGISTRATIONS BRANCH

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24760

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2013 (MM/DD/YY) AND ENDING 09/30/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Scottrade, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Maryville Centre Drive
(No. and street)

St. Louis	MO	63141
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Drew Dennison — **314-965-1555** (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

111 S. Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

tj 12/2/14

DD 12/2/14

AFFIRMATION

I, Drew Dennison, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to Scottrade, Inc. for the year ended September 30, 2014, are true and correct. I further affirm that neither the Company nor any principal owner, officer or director has any proprietary interest in any account classified solely as that of a customer, except for the following:

____

____

____

Signature

Chief Financial Officer

Title

Notary Public

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
Fax: +1 314 342 1100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of Scottrade, Inc.
700 Maryville Centre Drive
St. Louis, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2014, which were agreed to by Scottrade, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, such as the bank statement supporting the wire transfer of funds, noting no differences.

2. Compared the total rounded revenue amounts on audited Form X-17A-5 for the year ended September 30, 2014, as applicable, with the amounts reported on Form SIPC-7 for the year ended September 30, 2014, noting no differences.

3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and working papers, including general ledger reports and Company prepared schedules, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

November 25, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended September 30, 2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-024760 FINRA SEP 4/23/1980
SCOTTRADE INC
ATTN RON WIESE CFO BROKERAGE
PO BOX 31759
ST LOUIS, MO 63131-0759

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

___

2. A. General Assessment (item 2e from page 2)		$ 1,119,428
B. Less payment made with SIPC-6 filed (exclude interest) 4/29/14 Date Paid		(567,580)
C. Less prior overpayment applied		(—)
D. Assessment balance due or (overpayment)		551,848
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		—
F. Total assessment balance and interest due (or overpayment carried forward)		$ 551,848
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 551,848	
H. Overpayment carried forward	$(—)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

___

___

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Scottrade, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 18 day of November, 2014.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Oct 1, 2013 and ending Sept 30, 2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 822,831,184
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	23,517,511
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	16,332,646
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	36,440
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	110,239,179
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	169,433,997
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1,605,821	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 55,500,052	
Enter the greater of line (i) or (ii)	55,500,052
Total deductions	375,059,824
2d. SIPC Net Operating Revenues	$ 447,771,361
2e. General Assessment @ .0025	$ 1,119,428 (to page 1, line 2.A.)

Scottrade®

NOV 2 8 2014

Scottrade, Inc.

(A wholly owned subsidiary of
Scottrade Financial Services, Inc.)

Balance Sheet as of September 30, 2014, and Report
of Independent Registered Public Accounting Firm

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

SCOTTRADE, INC.

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
Fax: +1 314 342 1100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Scottrade, Inc.
St. Louis, Missouri

We have audited the accompanying balance sheet of Scottrade, Inc. (the "Company") (a wholly owned subsidiary of Scottrade Financial Services, Inc.) as of September 30, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Scottrade, Inc. as of September 30, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

November 25, 2014

SCOTTRADE, INC.

BALANCE SHEET
AS OF SEPTEMBER 30, 2014
(Dollars in thousands)

ASSETS:	
Cash and cash equivalents	$ 109,284
Cash and securities segregated under federal and other regulations	1,965,635
Deposits with clearing organizations	53,574
Receivables from brokers and dealers and clearing organizations	84,306
Receivables from customers — net of allowance for doubtful accounts of $1,877	2,891,175
Accrued interest receivable	705
Property and capitalized software, at cost, net of accumulated depreciation and amortization of $192,032	80,573
Other assets	40,122
TOTAL	$5,225,374
LIABILITIES:	
Payables to brokers and dealers and clearing organizations	$ 129,058
Payables to customers	4,441,912
Note payable	12,244
Short-term bank loans	75,000
Dividends and interest payable to customers	8,105
Other liabilities	96,312
Total liabilities	4,762,631
STOCKHOLDER'S EQUITY:	
Common stock — no par value:	
Class A, voting — authorized, 750 shares; issued, 166 shares; outstanding, 10 shares	373
Class B, non-voting — authorized, 7,500,000 shares; issued, 1,563,505 shares; outstanding, 0 shares	-
Retained earnings	521,873
Treasury stock — at cost:	
Class A — 156 shares	(6)
Class B — 1,563,505 shares	(59,497)
Total stockholder's equity	462,743
TOTAL	$5,225,374

See notes to financial statements.

1. DESCRIPTION OF BUSINESS

Established in 1980, Scottrade, Inc. (the "Company") provides securities brokerage and investment services to self-directed investors and custodial, trading and support services to independent registered investment advisors. The Company, headquartered in St. Louis, Missouri, has over 500 branch offices across the United States and is a wholly owned subsidiary of Scottrade Financial Services, Inc. (the "Parent"). The Company also provides clearing services to Scottrade Investment Management, Inc. ("SIM"), an affiliated Investment Advisor. The Company is subject to regulation by the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and the various exchanges in which it maintains membership.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Information — The balance sheet of the Company is prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates — In preparing this balance sheet, management makes use of estimates concerning certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance. Therefore, actual results could differ from those estimates and could have a material impact on the balance sheet, and it is possible that such changes could occur in the near term.

Fair Value of Financial Instruments — The Company's financial instruments are reported at fair values, or at carrying amounts that approximate fair values for those instruments with short-term maturities. The carrying amount of the Company's note payable approximates fair value because its fixed rate of interest approximates current rates available to the Company for debt with similar characteristics and maturities.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash and highly liquid investments not held for segregation with original maturity dates of 90 days or less at the date of purchase.

Securities Segregated — The Company's securities segregated under federal and other regulations are recorded on a trade date basis and carried at fair value. The Company invests in various debt securities, primarily U.S. government securities, in order to satisfy certain regulatory requirements (see Note 4). U.S. government securities, in general, are exposed to various risks, such as interest rate and overall market volatility. Due to the level of risk associated with these securities, it is reasonably possible that changes in the values of these securities could occur in the near term and that such changes could materially affect the amounts reported in the balance sheet.

Securities Transactions — Deposits paid for securities borrowed and deposits received for securities loaned are recorded at the amount of cash collateral advanced or received. Deposits paid for securities borrowed transactions require the Company to deposit cash with the lender which are included in receivables from brokers and dealers and clearing organizations (see Note 5). With

respect to deposits received for securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of the securities loaned which are included in payables to brokers and dealers and clearing organizations (see Note 5). The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary. The Company's securities lending transactions may be subject to enforceable master netting agreements with other broker-dealers; however, the Company does not net securities lending transactions. Consequently, securities loaned and borrowed are presented gross on the Company's balance sheet.

Customer securities transactions are recorded on settlement date. Receivables from and payables to customers include amounts related to both cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the balance sheet.

Receivables from/Payables to Customers — Customer receivables, primarily consisting of floating-rate loans collateralized by customer-owned securities, are charged interest at prevailing market rates on similar loans made throughout the industry. Customer receivables are net of an allowance for doubtful accounts that is primarily based on the amount of partially and fully unsecured loan balances. Customer payables and deposits are short-term in nature and pay interest at a fluctuating rate.

Property and Capitalized Software — Property and equipment are carried at cost less accumulated depreciation and amortization. Land is recorded at cost. Depreciation for buildings is provided using the straight-line method over an estimated useful life of 30 or 39 years. Leasehold improvements are amortized over the lesser of the life of the lease or estimated useful life of the improvement. Furniture, fixtures and communications equipment are depreciated over five years using the straight-line method. Capitalized software costs, including fees paid for services provided to develop the software and costs incurred to obtain the software and licensing fees, are amortized over three to five years. The costs of internally developed software that qualify for capitalization under internal-use software accounting guidance are included in capitalized software.

Income Taxes — The Company operates as a "qualified subchapter" S-Corp subsidiary such that the Company's taxable income or losses and related taxes are the responsibility of the individual stockholders of the Parent. The Company does operate in certain states that do not recognize the S-Corp status, and therefore, records expense liability for income taxes for those states. As of September 30, 2014, the liability for income taxes was not material to the balance sheet.

Recent Accounting Standards — In May 2014, the FASB issued Accounting Standards Update No. 2014-09 - Revenue from Contracts with Customers. The objective of the new standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that will be applied to determine the measurement of revenue and timing of when it is recognized. The Company is required to adopt the new standard on January 1, 2017. The Company is currently evaluating the impact this standard will have on its balance sheet.

In December 2011 and January 2013, the FASB amended the general accounting principles for *Balance Sheet* ("FASB ASC 210 – 20") as it relates to disclosure guidance about offsetting assets and liabilities. The amended disclosure guidance enables users of the financial statements to evaluate the effect or potential effect of netting agreements on the Company's financial position. The amended disclosure guidance was effective for annual and interim periods beginning on January 1, 2013.

3. DEFERRED COMPENSATION PLAN

Scottrade has a deferred compensation plan ("the Plan") for certain employees. The Plan calls for yearly amounts to be credited to the plan based upon pre-tax income of the Parent for each year ending December 31, as defined by the Plan. Employees vest in each year's amount over a three-year period. Employees receive all of the vested amount in cash. As of September 30, 2014, the Company recorded a liability in other liabilities on the balance sheet of $5.8 million relating to the Plan.

4. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

At September 30, 2014, cash of $1.4 billion and U.S. government obligations with a fair value of $0.6 billion have been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, as amended.

5. RECEIVABLES FROM AND PAYABLES TO BROKERS AND DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers and dealers and clearing organizations at September 30, 2014, consist of the following (dollars in thousands):

	Receivable	Payable
Securities borrowed/loaned	$ 75,434	$ 115,956
Securities failed-to-deliver/receive	3,193	4,495
Receivables from/payables to clearing organizations	5,679	8,607
	$ 84,306	$ 129,058

In addition to the amounts above, the Company also maintains deposits at various clearing organizations. At September 30, 2014, the amounts held on deposit at clearing organizations totaled $53.6 million and were comprised of $34.6 million in cash and $19.0 million of U.S. government obligations.

6. PROPERTY AND CAPITALIZED SOFTWARE

Property and capitalized software, which is recorded at cost at September 30, 2014, consists of the following (dollars in thousands):

Land	$ 3,561
Buildings and leasehold improvements	80,624
Equipment	71,318
Software	92,456
Furniture and fixtures	24,646
	272,605
Less accumulated depreciation and amortization	(192,032)
Total	$ 80,573

7. FINANCING ARRANGEMENTS

On April 1, 2004, the Company borrowed $19.7 million in the form of a note payable that will mature on March 1, 2024. The note payable bears a fixed interest rate of 6.18% per annum with principal and interest payments made monthly. The note payable is secured by one of Scottrade's buildings and represents a sole recourse obligation.

The schedule of principal payments for the periods ending September 30 on the note payable is as follows (dollars in thousands):

2015	$ 989
2016	1,052
2017	1,119
2018	1,190
2019	1,266
2020 and after	6,628
Total	$ 12,244

8. SHORT-TERM FUNDING AND LIQUIDITY RISK

The Company finances its receivables from customers with customer free credit balances. The Company pays interest on such customer credit balances at tiered rates depending on the balance in the customer account. At September 30, 2014, each tier's interest rate was 0.01%.

The Company from time to time enters into certain financing arrangements in order to manage short-term liquidity risk, such as funding daily net National Securities Clearing Corporation and Depository Trust & Clearing Corporation trading settlement transactions, and related deposit requirements. The Company entered into a Second Amendment to Fourth Amended and Restated Loan Agreement dated February 21, 2014 with a group of banks for revolving credit facilities consisting of an unsecured revolving credit line and a secured revolving credit line (collectively the "Facility"). The Facility provides for unsecured borrowings for a maximum of five days at which

time the unsecured loan matures and must be paid down or refinanced with proceeds from a loan under the secured line, for which the Company must pledge sufficient collateral. In accordance with the terms of the Facility, the Company can borrow up to $500 million.

The borrowings under the unsecured revolving credit line bear interest at an annual rate equal to the adjusted daily LIBOR plus 1.55%. Borrowings under the secured revolving credit line bear interest at an annual rate equal to the adjusted daily LIBOR plus 1.25%. As of September 30, 2014, there were no outstanding borrowings under the Facility.

The terms of the Facility require the Company and Parent to comply with certain covenants and conditions, including minimum tangible net worth covenants, a maximum leverage ratio, minimum excess regulatory capital required amounts and a minimum net capital percentage. The Company and Parent were in compliance with all such covenants and conditions as of and during the year ended September 30, 2014.

In addition to the Facility, the Company maintains separate lines of credit with certain lenders whereby it can borrow up to a maximum of $225 million secured by pledged excess customer securities. These lines of credit are not subject to any facility fees and bear market-based variable interest rates. As of September 30, 2014, $75.0 million was outstanding under these lines of credit.

As disclosed above, at September 30, 2014, the Company had both secured and unsecured lines of credit that provided for available borrowings in the aggregate of up to $725.0 million. As of September 30, 2014, $75.0 million in borrowings was outstanding.

9. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital of not less than 2% of aggregate debit items arising from customer transactions or $250,000, whichever is greater. Rule 15c3-1 also requires that equity capital may not be withdrawn or distributions paid to the Parent if the Company's net capital is less than 5% of such items.

Net Capital (as defined in Rule 15c3-1) and required net capital for Scottrade at September 30, 2014, are presented in the table below (dollars in millions):

	Net Capital	Minimum Required Net Capital	2% of Aggregate Debit Balances	Net Capital in Excess of Required Net Capital
September 30, 2014	$ 339.1	$ 0.25	$ 59.7	$ 279.4

10. COMMITMENTS AND CONTINGENCIES

The Company has long-term operating leases for computer equipment and office space, including an office facility, which is leased from the Parent's stockholder (see Note 14). Minimum rental commitments under all noncancelable leases and other firm commitments, some of which contain renewal options and escalation clauses, are as follows (dollars in thousands):

Periods Ending September 30	
2015	$ 57,380
2016	44,964
2017	31,188
2018	23,039
2019	16,843
2020 and after	28,910
Total	$ 202,324

The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearinghouses and exchanges, all other members would be required to meet any shortfall. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. Management estimates that the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

The Company is involved, from time to time, in litigation, examinations and proceedings by governmental and self-regulatory agencies, certain of which may result in adverse judgments, fines, or penalties. While results of legal proceedings, examinations and proceedings by governmental and self-regulatory agencies or the results of judgments, fines or penalties cannot be predicted with certainty, management, after consultation with counsel, believes, based on currently known facts, that resolution of all such matters are not expected to have a material effect on the balance sheet.

11. FAIR VALUE MEASUREMENT

The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. The fair value of a liability is the amount at which that liability could be incurred or settled in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated incorporating current market inputs for similar financial instruments with comparable terms and credit quality (matrix pricing). In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment, which becomes significant with increasingly complex instruments or

pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

The Company's financial assets carried at fair value have been classified, for disclosure purposes, based on a hierarchy defined by *Fair Value Measurements.* The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset's or a liability's classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

Level 1 — Inputs represent unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date.

Level 2 — Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the instrument.

Level 3 — Certain inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement. Unobservable inputs reflect the Company's best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the reporting date.

Financial Assets Measured at Fair Value on a Recurring Basis — The following table provides information as of September 30, 2014, about the Company's financial assets measured at fair value on a recurring basis (dollars in thousands):

September 30, 2014	**Level 1**	**Level 2**	**Level 3**	**Total**
U.S. government obligations	$ 620,685	$ -	$ -	$ 620,685
Common stock	95	-	-	95
Money market fund	114	-	-	114
Total	$ 620,894	$ -	$ -	$ 620,894

U.S. government obligations of $0.6 billion are included in cash and securities segregated under federal and other regulations on the balance sheet. Common stock and money market funds are included in other assets on the balance sheet.

Level 1 Financial Assets — Level 1 assets are principally comprised of U.S. government obligations with smaller portions invested in marketable equity securities and money market funds. Values are unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date.

Level 2 and 3 Financial Assets — The Company maintained no assets that would classify as Level 2 or Level 3 as of September 30, 2014.

There were no transfers of assets between levels for the year ended September 30, 2014.

Cash and cash equivalents, receivables from/payables to brokers, dealers and clearing organizations, receivables from/payables to customers, other receivables and accounts payable and accrued liabilities are short-term in nature and accordingly are carried at amounts that approximate fair value.

12. OFFSETTING ASSETS AND LIABILITIES

Substantially all of the Company's securities borrowing and securities lending activity are transacted under master agreements that may allow for net settlement in the ordinary course of business, as well as offsetting of all contracts with a given counterparty in the event of default by one of the parties. However, for financial statement purposes, the Company does not net balances related to these financial instruments.

The following table presents information about the potential effect of rights of setoff associated with the Company's recognized assets and liabilities as of September 30, 2014 (dollars in thousands):

				Gross Amounts not Offset in the Balance Sheet		
	Gross Amounts of Recognized Assets and Liabilities	Gross Amounts Offset in the Balance Sheet	Net Amounts Presented in the Balance Sheet	Financial Instruments	Cash Collateral Received	Net Amount
Assets:						
Securities borrowed [1]	$ 75,434	$ -	$ 75,434	$ (31,994)	$ (41,559)	$ 1,881
Total	$ 75,434	$ -	$ 75,434	$ (31,994)	$ (41,559)	$ 1,881
Liabilities:						
Securities loaned [2]	$ 115,956	$ -	$ 115,956	$ (31,994)	$ (76,807)	$ 7,155
Total	$ 115,956	$ -	$ 115,956	$ (31,994)	$ (76,807)	$ 7,155

(1) Included in receivables from brokers and dealers and clearing organizations on the balance sheet.

(2) Included in payables to brokers and dealers and clearing organizations on the balance sheet.

13. CREDIT RISK

The Company's customer securities activities involve the execution, settlement, and financing of various transactions on behalf of its customers. Customer activities are transacted on either a cash or margin basis and are recorded on a settlement date basis. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company. The Company monitors

exposure to industry sectors and individual securities and performs analysis on a regular basis in connection with its margin lending activities. The Company also monitors required margin levels and customers are required to deposit additional collateral, or reduce positions, when necessary.

The Company borrows and loans securities from/to other brokers and dealers on a temporary basis in connection with its brokerage business. The Company receives cash collateral for securities loaned and deposits cash collateral for securities borrowed. In the event a counterparty to these transactions does not return loaned securities or deposited cash, the Company may be exposed to the risk of acquiring (in securities loaned transactions) or selling (in securities borrowed transactions) securities at prevailing market prices in order to satisfy its client obligations. The Company mitigates the risks associated with securities lending and borrowing by requiring credit approvals for counterparties, monitoring the market value of securities loaned and collateral values for securities borrowed on a daily basis and requiring additional cash collateral for securities loaned or return of cash collateral for securities borrowed, as necessary.

At September 30, 2014, excess customer margin securities of $4.0 billion and stock borrowings of $75.4 million were available to the Company to utilize as collateral on various borrowings or for other purposes including securities lending. The Company had utilized a portion of these available securities as collateral for Options Clearing Corporation margin requirements, customer short sales and securities lending transactions, and pledged collateral on short-term bank loans totaling $610.0 million, $116.0 million and $126.0, respectively, at September 30, 2014.

14. RELATED-PARTY TRANSACTIONS

The Company has entered into an office facility lease with the Parent's principal stockholder. The estimated future minimum rental commitments under this lease are $2.8 million as of September 30, 2014. The lease expires November 30, 2017.

As of September 30, 2014, the Company had $17.2 billion and $0.6 billion on deposit at Scottrade Bank and Boulevard Bank ("Boulevard"), both affiliates of the Company, on behalf of its customers through the Company's Sweep Program. The Company offers the Sweep Program, formerly known as the Bank Deposit Program, to certain customers whereby uninvested cash balances in brokerage accounts are swept into various banks to obtain FDIC coverage.

In February 2013, the Company and Scottrade Bank entered into an amendment to their Deposit Brokerage Agreement which allows the Company, at its discretion, to term balances with Scottrade Bank for specific periods of time at established tiered program rates.

In March 2014, the Company and Boulevard entered into an Amended and Restated Deposit Brokerage Agreement to also allow the Company, at its discretion, to commit certain deposits with Boulevard for set periods of time at agreed upon interest rates reflected on a third party generated interest rate curve.

At September 30, 2014, the Company had an intercompany receivable of $0.2 million in deposit fees from Boulevard, which is included Other Assets on the Company's balance sheet.

The Company has receivables and payables from Scottrade Bank related to the movement of customer money on a one day lag. At September 30, 2014, the Company had $2.0 million and $7.2 million in receivables from and payables to Scottrade Bank, respectively. These amounts are included in Other Assets and Other Liabilities, respectively, on the Company's balance sheet.

The Company has an intercompany receivable of $0.3 million for expenses paid on behalf of the Parent and affiliated companies as of September 30, 2014, which is included in other assets on the balance sheet.

The Company has entered into various lease agreements with the Parent for office space used by the Company. The estimated future minimum rental commitments under this lease are $9.2 million as of September 30, 2014.

The Company has entered into various lease agreements with Scottrade Bank for office space used by the Company. The estimated future minimum rental commitments under these leases are $54.0 million as of September 30, 2014.

The Company also has entered into various lease agreements with Scottrade Bank for equipment used by the Company. The estimated future minimum rental commitments under these leases are $19.1 million as of September 30, 2014. At September 30, 2014, the Company had a collateral deposit of $6.0 million held at Scottrade Bank. The deposit is included in Cash and Cash Equivalents on the Company's balance sheet.

As of September 30, 2014, officers and directors of the Company have cash balances of $31.9 million, which are included in payables to customers on the balance sheet.

15. SUBSEQUENT EVENTS

The Company determined there were no subsequent events that would require disclosure or adjustments to the accompanying balance sheet through the date the balance sheet is issued.

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